Filed by: IVAX Corporation
Pursuant to Rule 425 under the
Securities Act of 1933 and deemed filed
pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934
Subject Companies: Ivax Corporation
Commission File No. 001-09623

Safe Harbor Statement under the U.S. Private Securities Litigation Reform Act of 1995:
The statements, analyses and other information contained herein relating to the proposed merger and anticipated synergies, savings and financial and operating performance, including estimates for growth, trends in each of TEVA Pharmaceutical Industries Ltd.’s and IVAX Corporation’s operations and financial results, the markets for TEVA’s and IVAX’ products, the future development of TEVA’s and IVAX’ business, and the contingencies and uncertainties to which TEVA and IVAX may be subject, as well as other statements including words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may” and other similar expressions, are “forward-looking statements” under the Private Securities Litigation Reform Act of 1995. Such statements are made based upon management’s current expectations and beliefs concerning future events and their potential effects on the company.
Actual results may differ materially from the results anticipated in these forward-looking statements. Important factors that could cause or contribute to such differences include whether and when the proposed acquisition will be consummated and the terms of any conditions imposed in connection with such closing, TEVA’s ability to rapidly integrate IVAX’ operations and achieve expected synergies, diversion of management time on merger-related issues, TEVA and IVAX’ ability to successfully develop and commercialize additional pharmaceutical products, the introduction of competitive generic products, the impact of competition from brand-name companies that sell or license their own generic products (so called “authorized generics”) or successfully extend the exclusivity period of their branded products, the effects of competition on Copaxone® sales, regulatory changes that may prevent TEVA or IVAX from exploiting exclusivity periods, potential liability for sales of generic products prior to completion of appellate litigation, including that relating to Neurontin, the impact of pharmaceutical industry regulation and pending legislation that could affect the pharmaceutical industry, the difficulty of predicting U.S. Food and Drug Administration, European Medicines Association and other regulatory authority approvals, the regulatory environment and changes in the health policies and structure of various countries, TEVA’s ability to successfully identify, consummate and integrate acquisitions, exposure to product liability claims, dependence on patent and other protections for innovative products, significant operations outside the United States that may be adversely affected by terrorism or major hostilities, fluctuations in currency, exchange and interest rates, operating results and other factors that are discussed in TEVA ‘s Annual Report on Form 20-F, IVAX’ Annual Report on Form 10-K and their other filings with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made, and neither TEVA nor IVAX undertakes no obligation to update publicly or revise any forward-looking statement, whether as a result of new information, future developments or otherwise.
THIS COMMUNICATION IS BEING MADE IN RESPECT OF THE PROPOSED MERGER INVOLVING TEVA AND IVAX. IN CONNECTION WITH THE PROPOSED MERGER, TEVA WILL BE FILING A REGISTRATION STATEMENT ON FORM F-4 CONTAINING A PROXY STATEMENT/PROSPECTUS FOR THE STOCKHOLDERS OF TEVA AND IVAX, AND IVAX WILL BE FILING A PROXY STATEMENT FOR THE STOCKHOLDERS OF IVAX, AND EACH WILL BE FILING OTHER DOCUMENTS REGARDING THE PROPOSED TRANSACTION, WITH THE SEC. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, IVAX’ AND TEVA’S STOCKHOLDERS AND INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER AND ANY OTHER RELEVANT DOCUMENTS CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. ONCE FILED, THE REGISTRATION STATEMENT CONTAINING THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS WILL BE AVAILABLE FREE OF CHARGE AT THE SEC’S WEBSITE, WWW.SEC.GOV. YOU WILL ALSO BE ABLE TO OBTAIN THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FREE OF CHARGE BY CONTACTING IVAX INVESTOR RELATIONS, C/O DAVID MALINA AT 4400 BISCAYNE BOULEVARD, MIAMI, FLORIDA 33137, 1800-980-4829 OR TEVA INVESTOR RELATIONS C/O DORIT MELTZER AT P.O.BOX 3190, PETAH-TIQVA 49131, ISRAEL, 972-3-926-7554.
     TEVA, IVAX AND THEIR RESPECTIVE DIRECTORS AND EXECUTIVE OFFICERS AND OTHER MEMBERS OF MANAGEMENT AND EMPLOYEES MAY BE DEEMED TO PARTICIPATE IN THE SOLICITATION OF PROXIES IN RESPECT OF THE PROPOSED TRANSACTIONS. INFORMATION REGARDING IVAX’ DIRECTORS AND EXECUTIVE OFFICERS IS AVAILABLE IN IVAX’ PROXY STATEMENT FOR ITS 2004 ANNUAL MEETING OF STOCKHOLDERS, WHICH WAS FILED WITH THE SEC ON MAY 2, 2005, AND INFORMATION REGARDING TEVA’S DIRECTORS AND EXECUTIVE OFFICERS IS AVAILABLE IN TEVA’S ANNUAL REPORT ON FORM 20-F FOR THE YEAR ENDED DECEMBER 31, 2004, WHICH WAS FILED WITH THE SEC ON MARCH 17, 2005. ADDITIONAL INFORMATION REGARDING THE INTERESTS OF SUCH POTENTIAL PARTICIPANTS WILL BE INCLUDED IN THE PROXY STATEMENT/PROSPECTUS AND THE OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE.

Annual Shareholders' Meeting August 3, 2005

IVAX / TEVA AGREEMENT TEVA to acquire IVAX for an enterprise value of $8.4 billion ($7.4B equity and $1B debt, net of cash) Combination brings together complementary products, pipelines and geographies enhancing growth opportunities Direct presence in more than 50 countries and sales in many more Approximately 25,000 employees 340 million TRx Annual run-rate of sales at closing expected to exceed $7 billion Overview * Figures based on information from TEVA presentation

STRATEGIC RATIONALE Brings together exciting prospects for growth, with proprietary drug offerings in key therapeutic areas including respiratory (IVAX), central nervous system (IVAX and TEVA) and oncology (IVAX and TEVA) Enhances vertical integration between API (active pharmaceutical ingredients) and Pharma Ability to respond, on a global scale, to the widest range of requirements of patients, customers, and healthcare providers, both therapeutically and economically

COMPLEMENTARY BUSINESSES + = 11% 11% 78% 66% 34% 75% 9% 8% 8% Generic $3,749 Innovative $527 API & Other $523 Generic $1,217 Branded $620 Branded $620 Innovative $527 API & Other $523 Generic $4,966 2004 Revenue by Product Type ($ in millions) TEVA - $4,699M IVAX - $1,837M Pro Forma - $6,636M * Figures based on information from TEVA presentation

A LEADING GENERIC COMPANY Top 8 Generic Drug Manufacturers (based on 2004 sales) TEVA+IVAX Sandoz+Hexal+Eon Merck KGaA Rationpharm Watson Alpharma Mylan Ranbaxy East 6109 5100 1916 1427 1276 1270 1253 1178 Sales $M * Figures based on information from TEVA presentation

EXPANDED THERAPEUTIC PROPRIETARY PORTFOLIO TEVA MS Copaxone-market leader Oral MS candidates include Copaxone and Laquinimod Other Neurology Agilect/Azilect for Parkinson's Pipeline targeting Alzheimer's Other Autoimmune Lupus Oncology IVAX Respiratory Unique breath-operated inhaler technology, both aerosol and multi-dose dry powder Environmentally friendly asthma formulations (i.e. HFA and powder) Neurology MS Epilepsy ALS Oncology Extensive pipeline Several products in various stages of clinical development Pre-clinical development

7/29/05